FLEXABLE, LLC

OFFERING STATEMENT



Issuer Name	Flexable, LLC
Offering Amount	$25,000 - $107,000
Security Type	Convertible Promissory Note (see Exhibit B)
Interest Rate	8.00% interest on unpaid, unconverted principal simple per annum interest until Maturity Date and will be payable upon the earlier of (a) the Maturity Date, or (b) the date of conversion of such Principal
Maturity Date	12/31/2022
Payments	Due at Maturity Date or date of conversion, whichever is sooner

COMPANY OVERVIEW

Flexable is transforming the $470B care industry by creating an ecosystem of support, helping women that suddenly find themselves stuck in the "sandwich generation" find trustworthy care exactly when and where they need it. Flexable is doing this by creating a platform that more easily connects them with highly qualified, fully vetted caregivers - enhancing trust, reliability, and access in the gig economy workforce.

There are more than 44M unpaid caregivers in the US, and more than 80% are women. Their caregiving responsibilities mean that they often miss work (loss of $6B to the US economy); miss doctors' appointments (hospitals lose $17B in unbillable time), and miss professional events (more than $100M in skipping conferences and other professional development events). Parents spend $63B on babysitting and out-of-school childcare each year, and another $17B on "back-up care" when the primary childcare option falls through. More than $103B is spent on home health aides for seniors.

Flexable has built a solution that easily connects those that need safe, reliable care (demand-side) with trusted, highly vetted caregivers who have on-demand availability (supply-side). They are creating a ecosystem of supportive care by first bringing childcare to where parents are going - events, conferences and work. They decided to provide childcare at events because they've found it helps establish trust between parents and caregivers to have care performed at a neutral site, and thus plays an important role in building the caregiving ecosystem. They are planning to use the data we've collected to pilot individual care matches between parents and the caregivers they've already interacted with at events.

Business History
Priya Amin and Jessica Strong, co-founders of Flexable, met in late 2015 because, well, the universe wanted them to. Both founders were on very similar missions, creating the same concept, but in two different parts of Pittsburgh.

Priya was creating a co-working space with drop-in childcare - after years of consulting while having two babies in tow and not being able to attend client meetings or professional events, she started thinking of ways to make life and work fit better together. Little did she now that Jessica was launching Whetstone Workgroup, a co-working space with drop-in childcare, on the opposite side of the city! Jessica too had struggled with how to balance her freelancing career with three children.

The two moms met for the first time in December of 2015, and sparks flew - they knew they had to collaborate to create something even bigger. In February of 2016, the two boss ladies went out to dinner to start planning world domination (just kidding) and the first ideas for Flexable were born.

They took their idea and applied to the AlphaLab Accelerator Program in April of 2016, and were accepted! They received $50,000 in seed money and began bringing their idea to life. Fast forward 3 years, and Flexable is now a nationally recognized company with over 120 strategic partners. Flexable has helped bring childcare to over 1,000 events and our caregivers have watched over 2,500 children. Flexable has helped thousands of moms to date.

COMPANY ELIGIBILITY

Name of issuer: Flexable LLC
State of Organization: PA
Date Company Was Formed: 7/13/2016
Type of Company: LLC
Address: 2310 Main St., Pittsburgh, PA 15215
Web Address: http://flexablecare.com/
# of Employees: 36

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Priya Amin	LLC Ownership	42.5%

| Jessica Strong | LLC Ownership | 42.5% |
| Innovation Works | LLC Ownership | 5.0% |

The above is the only ownership outstanding for the company. The ownership interests of a Pennsylvania Limited Liability Company give the owner the right to share in the profits of the company.

Note: All the securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities are included. Rights to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting the securities (or share in such direction or control – as, for example, a co-trustee) they are considered as being "beneficially owned." Outstanding voting equity securities are calculated by assuming all outstanding options are exercised and all outstanding convertible securities converted.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Flexable was started by two moms on a mission to make work and life fit better for professional parents. Since 2017, we've provided on-demand, on-site childcare at hundreds of professional and personal events.

Jessica Strong and Priya Amin, founders of Flexable, LLC, have five children between them, and a passion for empowering the modern working parent. Throughout her career as a grant writer, non-profit director and entrepreneur, Jessica has strived to drive inclusivity, diversity and innovation within the Pittsburgh community. She holds a MS in Public Policy from CMU and is also the visionary founder of Whetstone Workgroup (now closed), a co-working space with drop-in childcare in the Pittsburgh area. Priya, who holds an MBA from the University of Arizona, and worked as a product and brand manager at corporations such as IBM and Nestle, left her high powered career to be home with her two boys, and never looked back. After successfully launching and running a marketing consulting firm called ROKI, she began looking for ways to continue fostering creativity and entrepreneurship among women. When she and Jessica met in 2015, and realized how much their passions aligned, they knew they had to start something together.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Flexable is raising $107,000 through Honeycomb to build a stable, scalable and profitable product, because we are seeing a ton of demand, especially to expand our services and locations. We're currently testing in Las Vegas because of the amount of demand for us to be at conferences and events out there - but it can't be just us with our spreadsheets and emails. Our goal is to build a stable technology platform that will scale and profitably solve this core issue.

Once we raise these funds, we'll be able to meet the immense demand we're seeing from Western PA and beyond - we currently have a pilot with Allegheny Health Network, providing childcare at the Alexis Joy D'Achilles postpartum depression care unit at West Penn Hospital. We are actively looking to expand that pilot to other parts of the hospital, but without a more robust tech platform, we will not be able to keep up with demand. We have also gotten quite a bit of demand from individual parents requesting care in their homes for their children or their aging parents. This fundraise will set the foundation for building a streamlined platform to connect individuals with our Flexable Certified Caregivers exactly when and where they're needed. Lastly, we're seeing something else unique emerge: we've had nearly 0% turnover of caregiver staff. For many women, there are few safe opportunities to participate in the gig economy when one needs to make extra income: it may not be safe to drive for Uber, Lyft, or DoorDash, or work in someone's home for TaskRabbit. Through Flexable, we're creating a new model for women to pick up on-demand caregiving shifts, and we think this has tremendous potential opportunity as we scale.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History
The Company has been operating only since 2017, a limited history for prospective investors to consider.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the child caregiving, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

Regulations
The ownership and operation of child care caregivers and operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the child caregivers. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Child Care Services Liability Risk
The Company provides child caregiving services. The Company could be subject to legal liability related to the performance of its services.

Price Risk
The Company competes in an industry where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note
The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Promissory Note Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against,

at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management time might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$25,000	$107,000
Less: Intermediary Fee*	$1,750	$6,420
Less: Admin Fee	None	None
Net Proceeds	$23,250	$100,580

* Dependent on total amount raised:
        $25K - $49,999: 7.0% of total
        $50,000+ : 8.0% of total

Use of Funds

$150,000 - Allocated towards technology development, specifically hiring of staff and/or consultants to further develop and refine the product roadmap (enhancements to the customer, parent, and caregiver portals; as well as enhancements to the administrative "dashboard")

$50,000 - Allocated towards enhancing Flexable's current HR processes, to increase efficiencies when hiring and onboarding caregiver staff

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in and how an investor's transaction and delivery of securities will be completed.

        a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Flexible, LLC ("Convertible Promissory Note") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are convertible promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Convertible Promissory Note, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Convertible Promissory Note. However, this is only a summary. Before investing, you should read the Convertible Promissory Note in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 8.00% per year.

- The Company must repay the principal and accrued, unpaid interest on or before the Maturity Date.

- The Maturity Date of the Convertible Promissory Note is December 31, 2022.

- The Company must repay at Maturity Date or upon Date of Conversion, whichever is sooner.

- The Company must repay your principal (the amount you invested) if the Company is sold or otherwise experiences a "change of control."

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.

- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

   None.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

This statement is true

FINANCIAL CONDITION OF THE ISSUER

Through October 11, 2019, the Company has earned year-to-date revenue of $107,181 and a net loss of $63,466. For the year 2018, the Company earned revenue of $65,422 and net loss of $115,043. For the year 2017, the Company earned revenue of $46,050 and a net loss of $26,498.

The Company does not need the funds from this offering to remain in business. Without these funds, however, the Company would need to find other investment for the completion of its project. At this time, the Company has no plans to raise additional capital.

The Company has an existing Convertible Note Agreement with private investors. The terms of the note are similar to those in this offering: the principal on the unconverted note will accrue simple interest at an annual rate of 8.00% per year. The Note will mature on December 31, 2022 or at a "Conversion Event", whichever is sooner. See *Exhibit A* for more details on the terms of this Reg CF offering.

FINANCIAL INFORMATION

Income Statement

INCOME	2017	2018	2019*
Gross Sales	46,050	65,442	107,181
OPERATING EXPENSES			
Advertising & Promotion	2,339	6,389	2,799
Accountant	80	-	3,563
Bank Charges & Fees	15,495	2,426	186
Contractors	-	60,715	26,396
Credit Card Payments	-		9,550
Dues & Subscriptions	130	1,659	1,059
Employee Certification	-	118	1,066
Events	-	208	
Guaranteed Payments	27,000	15,519	28,605
Insurance	6,052	2,017	14,181
Interest Expense	2,883	15,345	
Job Supplies	3,112	275	1,796
Legal & Professional	8,448	6,078	3,602
Meals & Entertainment	1,162	332	513
Office Supplies	1,680	12,053	1,912
General & Administrative	483	2,070	559
Other Business Expense	659	3,497	166
Parking	-	1,161	237
Payroll	-	817	48,039
Postage & Delivery	201	15,642	100
Professional Development	626	-	210
Rent	-	9,183	7,074
Shipping	-	150	39.77
Taxes & Licenses	-	18,610	17,330
Travel	2,198	148	763
Utilities	-	6,071	900
TOTAL OPERATING EXPENSES	72,548	180,485	170,645
NET OPERATING INCOME	**(26,498)**	**(115,043)**	**(63,464)**

Statement of Cash Flows

	2017	2018	2019*
NET INCOME (LOSS)	(26,498)	(115,043)	(63,464)
CASH FLOW ACTIVITIES			
Adjustments:			
Net Cash from Operations	-	(19,727)	77,635
Net Cash from Investing	-	(750)	-
Net Cash from Financing	52,883	149,877	80,000
NET INCREASE (DECREASE) IN CASH	26,385	14,358	14,171
Cash at the beginning of period	5,543	31,928	46,285
Cash at end of period	31,928	46,285	60,456

Balance Sheet

ASSETS	2017	2018	2019*
Current Assets			
Cash & Equivalents	31,928	46,285	60,456
Other Assets	-	1,552	752
TOTAL ASSETS	**31,928**	**47,837**	**61,208**
LIABILITIES & EQUITY			
Current Liabilities			
Payroll Tax Payable	-	2,461	2,461
Credit Card Payable	-	3,163	
Total Current Liabilities	-	**5,624**	**2,461**
Convertible Note	52,883	268,228	348,229
Total Long-Term Liabilities	**52,883**	**268,228**	**348,229**
TOTAL LIABILITIES	**52,883**	**273,853**	**350,690**
Owner's Equity			
Owner's Equity	5,543	(110,973)	(226,018)
Net Income	(26,498)	(115,043)	(63,464)
TOTAL OWNER'S EQUITY	**(20,955)**	**(226,016)**	**(289,483)**
TOTAL LIABILITIES & EQUITY	**31,928**	**47,837**	**61,207**

The ownership of the Company has not changed for the period reviewed.

* Year-to-date through October 11, 2019.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the SEC;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  i) in connection with the purchase or sale of any security;

  ii) involving the making of any false filing with the Commission;

  iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
  i) at the time of the filing of this offering statement bars the person from:
      a) association with an entity regulated by such commission, authority, agency or officer;
      b) engaging in the business of securities, insurance or banking;
      c) engaging in savings association or credit union activities; or

  ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

  ii) places limitation on the activities, functions or operations of such person;

  iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;

ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://flexablecare.com/

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – CONVERTIBLE PROMISSORY NOTE

NEITHER THIS NOTE NOR THE NUMBER OF UNITS INTO WHICH IT IS CONVERTIBLE (COLLECTIVELY, "SECURITIES") HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION.

TRANSFER OF THE SECURITIES IS SPECIFICALLY RESTRICTED AS A MATTER OF LAW. THE HOLDER WILL BE REQUIRED TO RETAIN OWNERSHIP OF THE SECURITIES AND BEAR THE ECONOMIC RISK OF THE HOLDER'S INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND MAY FACE THE LOSS OF THE HOLDER'S ENTIRE INVESTMENT. IN NO EVENT MAY THE HOLDER SELL THE SECURITIES OR OTHER SECURITIES INTO WHICH THE NOTES MAY BE CONVERTED, UNLESS THE SAME ARE REGISTERED UNDER APPLICABLE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION BECOMES AVAILABLE TO THE HOLDER.

THIS NOTE MAY RESULT IN THE REPORTING OF TAXABLE INTEREST INCOME TO THE HOLDER EVEN THOUGH THE MAKER IS NOT REQUIRED TO AND IS NOT EXPECTED TO PAY INTEREST PRIOR TO MATURITY OR CONVERSION.

%%TODAY%%   Pittsburgh, Pennsylvania

CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Flexable, LLC, a Pennsylvania limited liability company ("Maker"), hereby promises to pay to the order of each person purchasing a promissory note referencing this Agreement ("Holder"), in lawful money of the United States of America at such place as Holder may direct, $107,000 such amount is hereinafter referred to as the "Principal"), plus any accrued but unpaid interest thereon.

This Convertible Promissory Note, as the same may be amended or supplemented from time to time, is referred to hereinafter as the "Note." Capitalized terms that are not defined herein will have the meaning ascribed to such term in the Convertible Note Subscription Agreement dated %%DATE%% between Maker and Holder (as amended from time to time, the "Note Subscription Agreement"). By purchasing and accepting this Note, Holder agrees to all the rights, obligations and duties of Holder as stated herein.

The terms and conditions of this Note are as follows:

1. Terms of Payment.

     1.1   Maturity. Except with respect to all or any portion of the Principal and Interest (as defined in Section 1.2 below) evidenced by this Note that is converted as provided for in Section 4 herein, or that is prepaid as provided for in Section 1.5 herein, the Principal and accrued, unpaid interest will be payable on or before December 31, 2022 (the "Maturity Date"). The Holder may convert the Note as set forth in Section 4 below.

     1.2   Interest. Interest on the unpaid, unconverted Principal will accrue at eight percent (8%) simple interest per annum ("Interest") until the Maturity Date and will be payable upon the earlier of (a) the Maturity Date or (b) the date of the conversion of such Principal (and accrued, unpaid interest) pursuant to Section 4 of this Note.

     1.3   Location; No Setoff. All payments of Principal and Interest will be made at the address of Holder set forth in Section 7.1. All payments will be made in immediately available funds without setoff, counterclaim or other deduction of any nature whatsoever.

     1.4   Rights of Holder as Member of Group of Holders. This Note is a part of a series of notes cumulatively of Principal of up to $107,000 or such higher amount as approved by the Managers (the "Notes"). Holder agrees that decisions affecting the Note including amendments, modifications and waivers, as described herein, may be made by the Administrative Agent appointed pursuant to section 3.2.

     1.5   Prepayment. Maker will have a right of prepayment prior to Maturity, provided, however, upon notice to Holder of any prepayment, Holder shall have the right to convert the Note pursuant to Section 4.2.1.

     1.6   Payments.

        (a)   ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "Designated Account") by each Holder. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason.

        (b)   Non-ACH Payments Processing Fee. To the extent a Holder does not authorize the Issuer to make ACH distributions into its Designated Account, payments to such Holder will be made by check and mailed to such Holder at the address provided by Holder on the Site after deduction by the Issuer from each such check of a Fifty Dollar ($50) processing fee (the "Processing Fee"). All Processing Fees shall be credited against the outstanding amounts due under such Holder's Note. In the event the monthly amount payable to such Holder is less than the Processing Fee, the balance of the Processing Fee shall accumulate and be payable out of the Issuer's next payment installment to the Holder. In the event the total amount that remains outstanding under such Holder's Note is less than the amount of the accumulated Processing Fee, the obligations due and owing to the Holder under its Note shall be deemed satisfied and paid in full.

2.   **Use of Proceeds.** Net proceeds from the Notes may be used by Maker for working capital purposes, including, but not limited to, technology and product development, marketing, sales and staffing.

3.   **Events of Default; Acceleration**.

        3.1   Event of Default. Each of the following events shall be treated as an "Event of Default":

                (a)   Failure of Maker to make any of the payments under this Note when due if such failure to pay continues for five (5) days after written notice is given that payment is due;

                (b)   Failure of Maker to comply with, perform or observe any one or more of its covenants or agreements under this Note or the Note Subscription Agreement if such failure continues for thirty (30) days after written notice is given of such failure;

                (c)   Maker becomes insolvent or bankrupt, becomes generally unable to pay its debts as they become due, voluntarily suspends the transaction of its business, or makes an assignment for the benefit of creditors;

                (d)   The commencement by or against Maker of any bankruptcy, insolvency, liquidation, receivership or similar proceedings which, in the case of an involuntary proceeding, will remain unstayed or undischarged for a period of ninety (90) days after its commencement, or the taking by or against Maker of any corporate action for the purpose of effecting any of the foregoing;

                (e)   A default by Maker in the payment or performance of any obligation or indebtedness to another person that could be expected to have a material adverse effect on Maker or its ability to repay the amounts due under this Note;

                (f)   Imposition of any lien against Maker or its assets whether by operation of law or by consent, except where such lien does not have a material adverse effect on the properties, operation, profits or financial condition of Maker; or

                (g)   Maker shall substantially change the nature of its business, without the prior written consent of the Administrative Agent.

3.2   Administrative Agent.

(a)   Appointment. Holder hereby irrevocably designates, appoints and authorizes Honeycomb Collateral LLC to act as the initial "Administrative Agent" for such Holder under this Convertible Promissory Note and any security agreement or mortgage or other document or instrument reasonably necessary to give effect to the transactions contemplated by this Convertible Promissory Note. Holder hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of this Convertible Promissory Note, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto. Administrative Agent agrees to act as the Administrative Agent on behalf of the Holder to the extent provided in this Convertible Promissory Note.

(b)   Nature of Duties.

(i)   The Administrative Agent shall have no duties or responsibilities except those expressly set forth in this Convertible Promissory Note and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Convertible Promissory Note or otherwise exist. The duties of the Administrative Agent shall be mechanical and administrative in nature and shall not create any fiduciary or trust relationship in respect of any Holder.

(ii)   The function and duty of the Administrative Agent shall be: (i) to execute any security agreement, mortgage or other documents on behalf of the Holders providing for the grant of a security interest in favor of the Holders in property of the Maker; (ii) to enforce the rights and remedies of the Holders under this Convertible Promissory Note and any associated document, upon written direction from the Required Holders (as defined below) (an "Enforcement Proceeding"); and (iii) to hold proceeds collected by Administrative Agent following an Event of Default by the Maker, including, but not limited to, from the sale of any collateral, and to distribute such proceeds to the Holders in an amount consistent with the terms and conditions of this Convertible Promissory Note; provided however, that in connection with this subsection 3.2(b)(iii), only, the Holder acknowledges and agrees that a successor Administrative Agent to Honeycomb Collateral LLC must be appointed and that in no event can Honeycomb Collateral LLC hold or distribute proceeds on behalf of the Holder.

(iii) In connection with any Enforcement Proceeding, the Administrative Agent shall have the power, on behalf of the Holder, to pursue such remedies as may be available by law and pursuant to this Agreement, for the purpose of maximizing the return to all Holders as a group, and to settle the claims of each Holder on such terms as the Administrative Agent may determine in its sole and unlimited discretion, subject to the other provisions of this Convertible Promissory Note. The Administrative Agent may pursue such remedies notwithstanding that the Administrative Agent does not have physical possession of the Notes and without naming the Holders as parties.

(iv)   The Administrative Agent takes no responsibility and makes no statement regarding the validity, extent or enforceability of this Convertible Promissory Note or any other documents.

(c)   Instructions from the Holders. The Administrative Agent agrees, upon the written request of the Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis (the "Required Holders"), to take or refrain from taking any action of the type specified as being within the Administrative Agent's rights, powers or discretion herein, provided that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Convertible Promissory Note, any loan agreements with third parties (if applicable), or any other documents or applicable Law. Additionally, Administrative Agent shall have no obligation to comply with instructions from the Required Holders to initiate or continue an Enforcement Proceeding without sufficient funds being made available in advance to Administrative Agent to cover the Administrative Agent's out-pocket-expenses, including, but not limited to, filing fees and costs, required to initiate or continue such Enforcement Proceeding. Any action taken or failure to act pursuant to such instructions shall be binding on the Holders. No Holder shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder in accordance with the instructions of the Required Holders, or in the absence of such instructions, in the absolute discretion of the Administrative Agent. Holder acknowledges and agrees to electronic communications by and between the Holders and the Administrative Agent and any Holder's failure to affirmatively instruct the Administrative Agent within the time prescribed by Administrative Agent shall be deemed as the Holder's consent to the action or inaction taken by the Administrative Agent.

(d)   Nonrecourse Liability. The Administrative Agent shall not be liable to any Holder for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to this Convertible Promissory Note or any document, unless caused by Administrative Agent's own gross negligence or willful misconduct.

(e)   Reimbursement and Indemnification. The Maker agrees to reimburse, indemnify defend and save the Administrative Agent harmless from and against all liabilities, costs, expenses or disbursements, including attorneys' fees and disbursements, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent, in its capacity as such, in any way relating to or arising out of any Convertible Promissory Note or other document; provided that Issuer shall not be liable for any portion of such liabilities, costs, expenses or disbursements if the same results from the Administrative Agent's gross negligence or willful misconduct.

(f)   Compensation. The Administrative Agent shall be entitled to compensation and reimbursement of expenses as set forth below which amounts shall be the obligation of the Maker and shall be added to the amounts otherwise payable under the Notes:

(i)   <u>Flat Fee</u>. As compensation to the Administrative Agent for the services provided by the Administrative Agent to the Holders in the execution and documentation of any collateral securing the obligations evidenced by the Notes, Holders acknowledge and agree that Administrative Agent may be paid a flat fee.

(ii)   <u>Hourly Rate</u>. As compensation to the Administrative Agent for the services provided by the Administrative Agent in connection with any Enforcement Proceeding, Administrative Agent shall be entitled to receive reasonable compensation at the hourly rate plus reimbursement of all out of pocket expenses reasonably incurred by the Administrative Agent.

(iii)   <u>Surcharge</u>. Upon the occurrence of an Event of Default that is continuing, all payments under the Notes shall be directed to and held in escrow until the Event of Default is cured or otherwise resolved. Each Holder acknowledges and agrees that the Administrative Agent may surcharge (i) the collateral, if any, and (ii) the funds maintained in escrow in an amount equal to the outstanding and unpaid portion of the compensation due and payable to the Administrative Agent under the terms of this Convertible Promissory Note, prior to causing the balance of said proceeds or funds to be distributed to the Holders on a pro rata basis.

(g)   <u>Successor Administrative Agent</u>. The Administrative Agent (i) may resign as Administrative Agent by providing Notice ("<u>Notice of Resignation</u>") or (ii) shall resign if such resignation is requested by the Required Holders, by giving not less than thirty (30) days' prior written notice to the Holders and the Issuer. Upon the occurrence of an Event of Default, each Holder hereby acknowledges and agrees that Honeycomb Collateral LLC shall resign as the Administrative Agent and that the Holders must appoint a successor Administrative Agent on or before the date specified in the Notice of Resignation. Each Holder further acknowledges that Honeycomb Collateral LLC cannot hold or distribute funds on behalf of any Holder and that a successor Administrative Agent must be appointed prior to the receipt of any funds on behalf of any Holder in any Enforcement Proceeding or otherwise. If the Administrative Agent resigns under this Convertible Promissory Note, then either (a) the Required Holders shall appoint from among the Holders a successor agent for the Holders or (b) if a successor agent shall not be so appointed and approved within the earlier of: (i) the thirty (30) day period immediately following the Administrative Agent's Notice of Resignation; or (ii) the need to appoint a successor Administrative Agent to receive and distribute funds on behalf of Holders, as reasonably determined by Honeycomb Collateral LLC in its sole discretion, then the Administrative Agent shall appoint a successor agent who shall serve as Administrative Agent until such time as the Required Holders appoint a successor agent. For purposes of appointing a successor Administrative Agent, only, the Required Holders shall be determined by reference to Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis that have cast a vote timely. Upon its appointment pursuant to either clause (a) or (b) above, such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent, effective upon its appointment, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Convertible Promissory Note. After the resignation of any Administrative Agent hereunder, the provisions of this Agreement shall inure to the benefit of such former Administrative Agent and such former Administrative Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Administrative Agent under this Convertible Promissory Note.

        (h)   <u>Calculations</u>. In the absence of gross negligence or willful misconduct, Holder acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Holder whether in respect of the Notes, fees or any other amounts due to the Holder under this Convertible Promissory Note. In the event an error in computing any amount payable to any Holder is made, the Administrative Agent, the Issuer and each affected Holder shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

        (i)   <u>Optional Conversion</u>. Notwithstanding the authority given to the Administrative Agent, each Holder individually shall be responsible for deciding whether to exercise such Holder's rights under Section 4.2.

        (j)   <u>Limitation on Damages</u>. ADMINISTRATIVE AGENT WILL NOT BE LIABLE TO ANY HOLDER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF HOLDER DISCLOSES IT MIGHT INCUR THOSE DAMAGES.

3.3   Remedies upon Event of Default.

(a)   If an Event of Default has occurred and has not been cured within the applicable cure period, if any, or waived by the Administrative Agent in writing, the Administrative Agent may, at its option, (a) by written notice to Maker, declare the entire unpaid Principal and accrued but unpaid Interest thereon, immediately due and payable regardless of any prior forbearance, and (b) exercise any and all rights and remedies available to it under this Note, the Note Subscription Agreement and applicable laws.

(b)   The Holder may not personally take any action to enforce the terms of this Convertible Promissory Note. Instead, all actions shall be taken by the Administrative Agent.

4.   Conversion Rights.

4.1   Automatic Conversion.

(a)   Automatic Conversion upon Qualified Financing. In the event that Maker issues equity (an "Issuance of Securities") of Maker's Equity Securities (as defined in Section 4.3(a)) in connection with a Qualified Financing (as defined in Section 4.3(b)), all of the outstanding Principal, and all of the then accrued but unpaid Interest will automatically convert (without any action on behalf of Holder), into fully paid and non-assessable units of the type of Equity Securities issued by Maker in connection with such Qualified Financing. The number of such Equity Securities into which this Note will convert will be equal to the quotient of (x) the outstanding Principal plus the then accrued but unpaid Interest, divided by (y) eighty percent (80%) of the Established Price Per Unit (as defined in Section 4.3(a)) for such Equity Securities, such conversion price per unit not to exceed a price per Equity Security greater than $2,000,000 divided by the number of outstanding units on a Fully-Diluted Basis (as defined below). Maker will issue such Equity Securities to Holder and provide other contract rights on terms (excluding management representation rights) no less favorable than those terms offered to any other party acquiring Equity Securities in connection with such Qualified Financing.

(b)   Notice of Proposed Issuance Regarding Qualified Financing. If Maker proposes to undertake an Issuance of Securities in connection with a Qualified Financing, it will give Holder written notice (a "Notice of Proposed Issuance") of its intention, describing the type and amount of Equity Securities proposed to be issued in such Issuance of Securities; the proposed purchase price therefore; the terms upon which Maker proposes to issue such Equity Securities; the number, and total value, of such Equity Securities to which Maker believes Holder is entitled; and the scheduled closing date. Maker will give Holder such Notice of Proposed Issuance at least thirty (30) days prior to Maker's closing ("Notice Requirement") on such Qualified Financing and Maker's accompanying Issuance of Securities, and Maker will thereafter promptly inform Holder of the status of the negotiations relating to the proposed Issuance of Securities and the scheduled closing date so that Holder may convert this Note and acquire Equity Securities simultaneously with such closing.

4.2   Optional Conversion.

(a)   Optional Conversion. At any time prior to Maker's full satisfaction of this Note or Notice of Proposed Issuance, Holder will have the right, but not the obligation, to convert all or any portion of the outstanding Principal, and all or any portion of the then-accrued but unpaid Interest, into fully paid and non-assessable common units at a price based on $2,000,000 divided by the number of outstanding units on a Fully-Diluted Basis (as defined below).

(b)   Optional Conversion upon Significant Transaction. If, prior to the Maturity Date and prior to Maker's consummation of a Qualified Financing, (a) Maker proposes to merge or consolidate with or into another entity in a transaction in which the Equity Security holders of Maker do not own 80% or more of the equity securities of the surviving entity, or (b) Maker proposes to sell or otherwise dispose of all or substantially all of the assets of Maker, or (c) the Equity Security holders of Maker transfer in one or more series of related transactions greater than 80% of the then issued and outstanding Equity Securities of Maker (each, a "Significant Transaction"), Holder will have the right to elect one of the following:

(i)   convert the Principal and all accrued but unpaid interest on the basis set forth in Section 4.2(a); or

(ii)   surrender this Note for cancellation at the closing of such Significant Transaction, in which event Maker will pay to Holder an amount in cash equal to the then outstanding Principal plus any then-accrued but unpaid Interest or, if full repayment of the Note cannot be made, enforce its rights as an unsecured creditor to the fullest extent permitted by law.

(c)   Notice of Significant Transaction. If Maker proposes to undertake a Significant Transaction, it will give Holder written notice (a "Notice of Significant Transaction") of its intention not less than thirty (30) days from the date of the proposed closing of such Significant Transaction. The Notice of Significant Transaction will describe material facts concerning the Significant Transaction, including the Enterprise Value of Maker (as defined below) and the value of Maker's potential net "conversion rights" imputed by such Significant Transaction, and the terms and conditions upon which Maker proposes to consummate such Significant Transaction. Maker will continue during such thirty (30) day period to inform Holder of the status of the negotiations relating to any proposed Significant Transaction and the scheduled closing date therefor. Upon approval by the Administrative Agent, Maker may shorten the time period for the Notice of Significant Transaction requirement.

(d)   Holder's Rights. Holder will have thirty (30) days from the date of receipt of the Notice of Significant Transaction (or such shorter period approved by the Administrative Agent) to elect, by giving written notice ("Transaction Conversion Notice") to Maker of (a) its election under Section 4.2(b) (i) or (ii). Maker will, as soon as practicable after the closing of such Significant Transaction, issue and deliver, or cause the surviving entity to issue and deliver, to Holder the cash payment or a certificate or certificates for the number of shares of the surviving entity to which Holder is entitled.

4.3   Definitions.

(a)   Equity Securities. The term "Equity Securities" will mean any units, including common units, and preferred units of any series or class issued in a bona fide capital raising transaction, whether or not authorized as of the date hereof, and all rights, options, or warrants to purchase such common units or preferred units, and units of any type whatsoever that are, or may become, convertible into such common units or preferred units. "Equity Securities" will not include (a) units issued by Maker in the acquisition of another corporation or other entity by Maker by merger or by purchase of all or substantially all of the assets of another company or other reorganization of Maker whereby Maker or its members own more than fifty percent (50%) of the voting power of the surviving or successor entity, (b) the number of Maker's common units or preferred units, or units convertible into such units, or units issued in connection with debt financing provided by one or more institutional lenders, in an aggregate amount of $250,000 or greater where the units issued do not exceed greater than one percent (1%) of Maker's outstanding equity on a fully-diluted basis, (c) the number of Maker's units or related options to acquire units of Maker issued to employees, consultants, officers, directors, and advisors of Maker pursuant to any option, grant, purchase or other similar compensation plan approved by the Managers of Maker, (d) the number of Maker's common units or preferred units issued in connection with any recapitalization of Maker, or (e) units issued pursuant to commitments outstanding as of the date of this Note, including without limitation, warrants, notes or options.

(b)   Qualified Financing. The term "Qualified Financing" will mean the sale of Equity Securities to one or more venture capital, private equity, or high net worth, corporate, or other institutional investors in one or a series of related capital raising transactions for the same units resulting in gross proceeds to Maker of at least $1,000,000 (including the proceeds of this Note and any other notes or instruments converted in connection with such transaction or transactions).

(c)   Established Price Per Unit. The term "Established Price Per Unit" will mean the consideration received by Maker per each of the Equity Securities that were issued by Maker in such Issuance of Securities.

(d) <u>Enterprise Value of Maker.</u> The term "Enterprise Value of Maker" will mean the fair market value of the Maker, determined with respect to the value of Maker as a whole as a privately-held entity with illiquid units as established by the pricing in any proposed Qualified Financing or by any third party affecting a Significant Transaction. The Company will include the determination of the Enterprise Value of Maker in any and all Notices it provides to Holder under either Section 4.1 or Section 4.2, as part of its calculation of the Established Price per Unit.

(e) <u>On a Fully Diluted Basis.</u> The term "On A Fully Diluted Basis" will mean the total number of Equity Securities which are issued and outstanding, plus the total number of common units which would be issued and outstanding assuming the exercise of all granted options, whether vested or unvested, and warrants and other rights to purchase common units, excluding the conversion of this Note and any other convertible note.

4.4 <u>No Impairment and Adjustments.</u> Maker will not, by amendment of its Certificate of Organization or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of units or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by Maker, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and this Note in the taking of all such action as may be necessary or appropriate in order to protect the conversion right against impairment. Additionally, unit numbers and other references contained herein (including conversion rights in this Section 4) will be appropriately adjusted to take into account any recapitalization as determined to be appropriate by the Company's Managers.

5. **Certain Restrictions.** Holder agrees to be bound by the agreements after the exercise of the conversion right, which agreement(s) will give to Holder rights which are at least as favorable on economic terms and other contractual rights (excluding management representation) as the most favorable rights provided to the persons who acquire Maker's units in the transaction that caused the Note to be converted, including without limitation, registration rights; or in the case of an optional conversion pursuant to Sections 4.2.1 or 4.2.2(y) the rights of the holders of the Company's common units.

6. **Waiver; Remedies and Costs.** Maker hereby waives presentment, demand, diligence, protest, notice of nonpayment or notice of dishonor. Maker also waives any and all defenses based on suretyship or impairment of collateral. No waiver by Holder or by the Administrative Agent of any right or remedy under this Note will be effective unless in a writing signed by Holder or by the Administrative Agent. Neither the failure nor any delay in exercising any right, power or privilege under this Note will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege by Holder will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power, or privilege. The rights and remedies of Holder are cumulative and recourse to one or more right or remedy will not constitute a waiver of the others. Maker will be liable for all costs, expenses and attorneys' fees incurred by Holder in connection with the enforcement of Holder's rights under this Note

and the Note Subscription Agreement and the collection of the indebtedness evidenced by this Note. The payment of such costs, expenses and fees is secured by this Note.

7. **Miscellaneous.**

      7.1 <u>Notices.</u> All notices or other communications hereunder will be sufficient if given in writing and delivered personally (including by way of Federal Express or similar service) or sent by telegram, email or by registered or certified U.S. Mail, First Class, postage prepaid, as follows:

If to Maker, to:

Flexable, LLC

4307 Murray Ave
Pittsburgh PA 15234

With a copy to:

Cherin Law Offices, P.C.

525 William Penn Place, 28th Floor

Pittsburgh, PA 15219

If to Holder, to:

or at such other address as the addressee may from time to time designate in a notice duly given as provided herein. All such notices will be deemed to have been given on the date delivered, telegraphed or four business days after mailed.

      7.2 <u>Severability.</u> If any provision of this Note is or is deemed to be invalid, illegal or unenforceable in any jurisdiction, such provision will be deemed to be amended to conform to applicable laws so as to be valid and enforceable and the remainder of this Note will remain in full force and effect.

      7.3 <u>Successors and Assigns.</u> This Note will be binding upon and inure to the benefit of the parties and their successors and assigns.

      7.4 <u>Governing Law.</u> This Note will be interpreted in accordance with the substantive laws of the Commonwealth of Pennsylvania without regard to the choice or conflict of law provisions thereof. Maker and Holder hereby submit to the exclusive jurisdiction and venue of the federal or state courts, as the case may be, sitting in Allegheny County, Pennsylvania, in connection with any action arising from or relating to this Note. Maker and Holder hereby waive all rights each may have to trial by jury in any action, proceeding or claim arising out of or related to this Note. Maker and Holder acknowledge that the foregoing waiver is knowing and voluntary.

EXHIBIT B – OFFICER CERTIFICATE

I, Jessica Strong, certify that the financial statements of Flexable, LLC included in this Form C are true and complete in all material respects. I certify that all statements of fact about Flexable, LLC included in this Form C are accurate and complete to the best of my knowledge.

_____

Jessica Strong